Management’s Discussion and Analysis
For the Year Ended December 31, 2007

999 West Hastings, Suite 550, Vancouver, B.C., Canada V6C 2W2
(T) 604.682.2205 (F) 604.682.2235 (W) www.gencoresources.com
TSX:GGC

April 9, 2008

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of Genco Resources Ltd. (the “Company” or “Genco”) should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2007 and 2006 which are available along with further information on the Company including any news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward Looking Statements

This Management’s Discussion and Analysis contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

Background

The Company’s core assets are the producing La Guitarra and San Rafael Mines, located in the Temascaltepec Mining District of Mexico.

Through its wholly owned subsidiary, Rule Nevada Inc., the Company owns six unpatented and eight patented claims in the Devils Gate – Chinatown Mining District of Nevada, known as the Oest Claims. The Company also owns and maintains crown granted mineral claims in the Highland Valley of British Columbia, the Transvaal Property. At this time the Company has no plans to develop the Oest Claims or Transvaal Property, but will maintain all claims in good standing for future exploration or disposition.

La Guitarra Mine and Temascaltepec Mining District, Mexico

Acquisition of La Guitarra
In August 2003 the Company completed the acquisition from Luismin S.A. de C.V. (“Luismin”) of La Guitarra Compañia Minera S.A. de C.V. (“La Guitarra”), a Mexican company which owns and operates La Guitarra Mine, a producing silver/gold mine located in central Mexico, and all associated assets, including the rights to explore and mine the entire Temascaltepec Mining District. The purchase price was US$5,000,000 with an initial payment of US$1,000,000 of Common Shares of the Company made on closing and payments of US$500,000 payable on the first through eighth anniversaries of closing. All payments are payable in cash or Common Shares of the Company at its sole discretion. To date, the Company has issued 2,170,742 Common Shares and paid US$1,500,000 in cash to satisfy the initial payment and first four annual payments to Luismin.

La Guitarra’s Assets
La Guitarra assets include a 340 tonne per day flotation mill, mining equipment, mineral concessions and leases. At the time of purchase, La Guitarra had concessions covering 7,256 hectares of which 1,121 hectares were leased and 6,135 hectares were owned. Since the acquisition, La Guitarra has acquired additional concessions and as of the date of this MD&A, the Company controls 41,300 hectares consisting of 767 hectares of leased and 40,533 hectares of owned concessions.

History of Mining in the District
Mining in the Temascaltepec District has taken place sporadically for over five centuries, but the District remains largely unexplored using modern methods. Upon acquiring La Guitarra, the Company commissioned geophysical studies and conducted small scale reconnaissance surface diamond drilling programs to assist in developing a systematic District exploration program. In August 2006 Genco initiated a District-wide exploration program with initial drilling focused in the immediate vicinity of La Guitarra Mill. The program’s objectives are expanded production in the current area of operations and to test potential new production centres in the District.

Resources and Reserves at La Guitarra Mine
By news release dated May 16, 2007 the Company released the results of an independent audit of mineral reserves and resources for La Guitarra Mine and the Temascaltepec Mining District. Reserves and resources as of December 31, 2006 were audited in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Properties (“NI 43-101”) of the Canadian Securities Administrators. The report was prepared by Glenn R. Clark, P. Geo., a qualified independent person for NI 43-101 purposes. The results were as follows:

		Silver	Gold			Silver
Classification	Tonnes	(g/t)	(g/t)	Silver (oz)	Gold (oz)	Eq. (oz)
Reserve
Proven	97,900	196	3.21	617,000	10,100	1,122,000
Probable	430,800	332	1.17	4,600,000	16,300	5,415,000
Proven + Probable	528,700	307	1.55	5,217,000	26,400	6,537,000
Resource
Measured	570,000	60	0.60	1,100,000	11,000	1,650,000
Indicated	691,000	78	0.75	1,733,000	16,600	2,563,000
Measured + Indicated	1,261,000	70	0.68	2,833,300	27,600	4,213,000
Inferred	19,830,000	156	1.38	99,440,000	877,000	143,290,000

Underground reserves and resources were based on a silver equivalent (eAg) of 135 grams per tonne (g/t) cut-off, a US$40 per tonne mining and milling cost and 85% recovery for both silver and gold. Surface resources were calculated using a 20 g/t eAg cut-off. Reserves and resources were calculated using information obtained from channel sampling and diamond and core drilling. All estimations were based on US$550/oz gold and US$11/oz silver. A 50:1 silver to gold equivalency ratio was used in calculating silver equivalent ounces.

Accomplishments

La Guitarra and San Rafael Mines
Since purchasing La Guitarra, the Company has upgraded existing infrastructure and opened the San Rafael Mine adjacent to La Guitarra Mine (collectively “La Guitarra Mine”). During the year ended December 31, 2007, capital investments focused on expanding infrastructure in La Guitarra Mine for increased future production and collecting geological and metallurgical information to assist in planning future exploration and development. Work during the period included:

  construction of 4,855 metres of ramps, cross cuts and drifts;
  27,106 metres of diamond drilling consisting of 12,997 metres of reverse circulation drilling and 14,109 metres of core drilling;
  opening new ore passes and ventilation raises;
  construction of new warehouse facilities;
  relocation of offices;
  mill upgrades and acquisition of additional mining equipment.

In January of 2007 La Guitarra secured permission to conduct a test of surface mining in conjunction with a surface stabilization program on the Creston area of La Guitarra vein. As of December 31, 2006 the Creston had proven reserves of 77,400 tonnes grading 113 g/t silver and 2.2 g/t gold, measured resources of 570,000 tonnes grading 60 g/t silver and 0.60 g/t gold, indicated resources of 691,000 tonnes grading 78 g/t silver and 0.75g/t gold, and an inferred resource of 14,000,000 tonnes grading 72 g/t silver and 0.77 g/t gold. See Genco’s news release dated May 16, 2007 for the effective date, assumptions, parameters and methods used in making this reserve and resource estimate. Management believes that the Creston area has the potential to be developed as a bulk tonnage low-moderate grade mining operation. Test mining was designed to provide baseline information for mineral recoveries and mining costs.

Metallurgical lab work conducted to test the recoverability of mineral in the Creston ore prior to the test mining had been limited to samples taken from surface outcrops and other areas exposed to the elements. Tests have shown the oxide ores at surface were amenable to heap leach processing with metal recoveries from column tests ranging between 54%-83% for silver and 51%-68% for gold using relatively finely crushed material after 280 days with tests ongoing and metal recoveries rising. Tests have shown both oxide and sulphide ores are amenable to cyanide mill processing with metal recoveries from bottle roll tests of 90%-92% for both silver and gold.

By processing ore obtained from the Creston test mining/surface stabilization program the Company was able to determine silver and gold recoveries using the conventional flotation circuit in the existing La Guitarra Mill. Initial recoveries on surface ore processed in the flotation mill were disappointing, but following adjustments to the reagent mix, grind and retention times recoveries improved dramatically. During the test recoveries improved from the low 70% range for silver and low 60% range for gold to over 80% recovery for both silver and gold. Mill staff is confident with further adjustments to reagents and the milling process the recoveries could approach the life of mine average recoveries of 82.60% for silver and 82.75% for gold of the mix of oxide and sulphide ores currently produced from underground.

During the year ended December 31, 2007 approximately 16,000 tonnes of ore grade material were taken from surface and processed in La Guitarra’s flotation mill. This amounts to an approximate 27% of total ore grade material produced in 2007. The Creston test mining was completed in April of 2007 and Management is now assessing information collected from the test mining and ongoing test work to determine the economic feasibility of developing the Creston for future large scale production.

Nazareno
The historic Nazareno Mine is located approximately four kilometres northwest of La Guitarra Mine. During the year ended December 31, 2007, Company geologists remapped and sampled areas within existing infrastructure and developed plans for additional exploration drilling and development in 2008. Work was initiated during the year to upgrade the seasonal access road to allow for year round access; however, this work was temporarily suspended while the Company completed negotiations with the community of Godines to ensure unrestricted access at Nazareno.

Mina de Agua
Sampling was conducted on the Santa Ana and Cascaras Veins at Mina de Agua (located approximately five kilometres southeast of La Guitarra) during 2006. This information was used to develop a surface diamond drill program and during the year ended December 31, 2007 over 4,986 metres of drilling was completed bringing total drilling in the area to over 14,698 metres.

A decision was made in late 2006 to construct an underground exploration ramp to access the Santa Ana Vein to allow the extraction of test ore and collection of additional data prior to making a commercial production decision. In 2007, a development portal was collared and over 385 metres of underground ramps and drifts were developed to access the principal vein and historic workings.

General
The Company continues its efforts to contain costs. During November 2007, new equipment was installed and commissioned in La Guitarra Mill which is expected to reduce milling costs, based on current proven reserve average grades, by approximately US$3.00 per tonne of ore milled or US$0.24 per silver equivalent ounce produced. This new mill equipment was initially scheduled to arrive at La Guitarra in March of 2007; however, delays originating with the supplier resulted in the late arrival and installation.

On July 18, 2007 Genco announced that based on the success of preliminary metallurgical test work and the initial diamond drilling near La Guitarra Mine the Company had retained Kappes Cassiday and Associates Ltd. to prepare a Feasibility Study for the construction of an up to 5,000 tonne per day combined heap leach and milling operation to process ore from La Guitarra underground mine and the Creston surface deposit. To assist in the preparation of the Feasibility Study the majority of the diamond drilling conducted in 2007 was infill drilling on the existing mineral resource. As this infill drilling is completed, drill equipment will be moved to reconnaissance drilling or to upgrade identified resources in other parts of the District. To date, the Company estimates that less than 5% of the potential exploration targets in the District have been drill tested.

Overall Performance
During the year ended December 31, 2007, the Company recorded higher mill utilization at La Guitarra, but fewer equivalent silver ounces were produced than in 2006. This lower production was a result of several factors: the lower grade ore and lower recoveries from the surface test mining operation during the first 4 months of the year, higher metal prices allowing a lower economic cut off grade for mining, and the limited introduction of lower cost long hole mining allowing the economic mining of lower grade ores during the fourth quarter of 2007.

The following table summarizes the combined production of La Guitarra and San Rafael Mines.

	12 Months Ended	12 Months Ended
	December 31, 2007	December 31, 2006
Tonnes milled	59,342	53,873
Equivalent silver ounces	572,788	777,710
Silver ounces	304,368	532,506
Gold ounces	5,177	4,705
Silver equivalent grade (g/t)	358	501
Average realized silver price US$	13.39	11.54
Average realized gold price US$	694.39	601.70
Gold$/silver$ equivalency factor	51.84	52.12

For reporting purposes silver and gold ounces produced are the ounces shipped in concentrate to third parties for processing. The difference in value between ounces shipped and final ounces paid are recorded as part of the third party treatment charge.

The Company will continue to test alternative mining techniques as it continues to collect data to be used in the ongoing Feasibility Study to determine the potential for expanded production at La Guitarra Mine. Much of the test work being conducted is to determine the most efficient or lowest cost mining method for different areas of the mine. In addition it may be deemed necessary to run bulk tests of ores of various types to determine base line metal recoveries. As a result of these tests, during 2008, metal production may be highly variable as different grade ores are processed or recoveries are lower or higher than anticipated. Management feels that the long term value of the information obtained outweighs any short term reduction in production.

Production Costs

During the year ended December 31, 2007 cash costs and total production costs increased at La Guitarra with a cash operating cost of US$6.12 (2006 - US$5.26), total cash cost of US$6.62 (2006 - US$5.61) and total production costs of US$8.36 (2006 - US$6.53) per equivalent silver ounce produced. During 2007 the mineral sales contract was renegotiated with the third parties responsible for the smelting and refining of La Guitarra concentrate and the ultimate commercialization of the recovered metal. While the contract negotiated is similar in terms and costs to what other mining companies in Mexico pay for smelting and refining, it is not as favourable to the Company as the previous arrangement. The Company will continue to explore alternative more cost effective smelting, refining and commercialization options.

The following table summarizes the mining costs at La Guitarra Mine.

	12 Months Ended	12 Months Ended
	December 31, 2007	December 31, 2006
Production (equivalent silver ounces) (1)	572,778	777,710
	US$	US$
Direct mining expenses	2,423,723	3,659,915
Third party processing & transportation	1,079,554	429,699
Cash Operating Cost (2)	6.12	5.26
Royalties (3)	288,394	269,682
Total Cash Cost (2)	6.62	5.61
Amortization	995,529	720,260
Total Production Cost (2)	8.36	6.53

(1)	Equivalent silver ounces contained in shipped concentrate.
(2)	Cash Operating Cost, Total Cash Cost and Total Production Cost are non-GAAP measures.
(3)	Royalties are a Net Smelter Royalty of 3.5% in accordance with an existing royalty agreement.

The direct mining costs per equivalent silver ounce produced was lower in 2007, US$4.23, than during 2006, US$4.71. The lower direct costs reflect the lower costs associated with surface and long hole mining. The higher cash costs and total production costs reflect the increased third party treatment costs, higher royalties per ounce as a result of higher metals prices and increased amortization costs.

Selected Annual Information

	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$
Total revenue	6,212,545	8,568,324	7,187,026
Operating profit	132,618	2,967,581	2,582,409
Net income (loss)	(5,738,367)	(1,492,392)	719,078
Net income (loss) per-share	(0.16)	(0.05)	0.03
Net income (loss) per-share fully diluted	(0.15)	(0.05)	0.03

Total assets	46,022,662	22,445,075	14,905,482
Total long-term liabilities	1,411,800	3,005,842	2,636,481
Cash dividends per-share	–	–	–

Revenues are from operations at La Guitarra and are recognized net of third party refining and treatment charges. Revenues are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian Dollar, the selling currency, the US Dollar, and the Mexican Peso. See section 2.e) Foreign Currency Translation of the Notes to Consolidated Financial Statements. Operating profit is net of all mining and other costs incurred by La Guitarra.

Results of Operations

For the year ended December 31, 2007 revenues were $6,212,545 (2006 - $8,568,324), cost of sales were $6,079,927 (2006 – $5,600,743) and gross income from operations was $132,618 (2006 - $2,967,581). The Company posted a net loss of $5,738,367 (2006 - $1,492,382) and a net loss per share of $0.15 (2006 – $0.05) . Net income was significantly affected by two non-cash factors in 2007; the recognition of a stock compensation expense of $1,240,485 (2006 - $1,666,470) and a future income tax expense of $640,779 (2006 - $841,996). Together these two non-cash expenses contributed $1,881,264 (2006 - $2,504,466) to the total annual expenses.

Revenues during the year were affected by the lower metal production resulting from test mining of surface ores, a lower economic cut-off grade for mining as a result of strong metal prices and the lower economic cut-off grade allowed by the limited introduction of lower cost bulk mining methods in the underground mine. Higher realized metals prices and increased mill through-put during the year were not sufficient to compensate for the lower average grades mined.

The Company incurred higher administrative expenses in 2007 due to ongoing studies and other work related to future mine expansion. Overall, the Company continues to be profitable on its mining operations while posting a net loss due to continued mine expansion work and non cash accounting items. The Company anticipates that administrative expenses will increase with the completion of the Feasibility Study and initiation of infrastructure construction and accelerated mine development.

The Company has entered into contracts with key members of its management team in order to secure their services through the critical periods of completing the mine feasibility study, financing, permitting, construction and commissioning of the planned mine expansion. These contracts were finalized and approved by the Company’s Compensation Committee in October 2007, and accepted for filing by the Toronto Stock Exchange as part of the Company’s listing in January of 2008, subject to shareholder approval as required by the Exchange’s rules. Under the terms of the contracts bonuses are paid for meeting certain exploration, production and development targets. The amount of bonus paid in any year is capped. In the fourth quarter of 2007 the Company recognized an expense of $1,750,000 and registered a corresponding liability on the balance sheet for bonuses relating retroactively to 2006 and 2007. Because part of the bonus relates to exploration success and not all 2007 exploration results have been compiled as of the date of this MD&A it is not known with certainty at this time that the total amount recognized for 2007 will be realized, however the Company believes that the exploration targets will be met.

During the year ended December 31, 2007 cash flows used in investing activities were $13,151,180 (2006 - $5,008,717) with the funds coming from financing activities, operations and cash. These funds were primarily used for exploration and development work at La Guitarra and the purchase of additional mine and mill equipment.

Total assets were $46,022,662 at December 31, 2007, an increase of $23,170,247 during the period. Asset growth reflects the proceeds of financing activities, the ongoing development of the San Rafael Mine, development at Mina de Agua and District exploration. During the period current assets increased $11,365,934 to $16,169,407 (December 31, 2006 - $4,803,473) and the net working capital increased to $11,374,449 (December 31, 2006 - $1,525,734) both the result of financing activities. As a result of increased mine development and exploration work at La Guitarra, current liabilities increased $1,517,219 during the year to $4,794,958 on December 31, 2007. Long term liabilities were $3,108,684 on December 31, 2007 a decrease of $304,498.

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters.

	December 31	September 30	June 30	March 31
	2007	2007	2007	2007
	$	$	$	$
Total revenue	736,881	1,894,089	2,034,549	1,547,026
Operating profit	(2,385,455)	1,003,312	1,203,560	311,201
Net income (loss)	(3,225,992)	(837,921)	(835,877)	(838,577)
Net gain (loss) per-share	(0.09)	(0.02)	(0.02)	(0.03)
Net gain (loss) per-share fully diluted	(0.08)	(0.02)	(0.02)	(0.03)

	December 31	September 30	June 30	March 31
	2006	2006	2006	2006
	$	$	$	$
Total revenue	1,542,224	2,009,404	2,691,220	2,325,476
Operating profit	(335,498)	1,090,936	1,344,112	868,031
Net gain (loss)	(945,308)	(351,610)	142,734	(338,209)
Net gain (loss) per-share	(0.03)	(0.01)	0.00	(0.01)
Net gain (loss) per-share fully diluted	(0.03)	(0.01)	0.00	(0.01)

Fourth quarter revenues were impacted by reduced mineral shipments at year end and traditional reduced operating levels associated with the December holiday season in Mexico. Operating profits and net income were significantly affected by a foreign exchange loss from the weakening US dollar and the recognition of management contracts entered into during the quarter.

As of August 1, 2002, the Company adopted the standard of the CICA Handbook, Stock-Based Compensation and Other Stock-based Payments, which has been applied prospectively. All stock-based awards made to non-employees and employees are recognized and measured using the Black-Scholes Model to estimate the fair value at the date of grant. The Company records options as an expense over the life of the option, and records the expense as an extraordinary item. During the nine month period ended September 30, 2007 the Company recorded a stock-based compensation expense of $1,275,586 (September 30, 2006 - $746,035).

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

On December 31, 2007, the Company had cash reserves of $12,556,146, current assets of $16,169,407 and net working capital of $11,374,449 (December 31, 2006 - $1,525,734). The Company is confident that its cash reserves and positive cash flow are sufficient to meet its financial obligations. The Company’s cash is held in short term bank backed assets rated AAA or above. Management believes these investments are secure and do not expose the Company to significant risk.

The following table summarizes the Company’s contractual obligations on December 31, 2007.

Contractual Obligations	Payments Due by Period
	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long Term Debt	2,274,179	675,336	1,104,793	494,050	Nil
Capital Lease Obligations	23,822	11,301	12,142	379	Nil
Operating Leases	500,122	199,258	300,864	Nil	Nil
Other Long Term Obligations*	266,573	Nil	Nil	Nil	266,573
Total Contractual Obligations	$3,064,696	$885,895	$1,417,799	$494,429	$266,573

Long term debt consists of debt incurred to purchase La Guitarra and heavy equipment loans. Leases include office equipment and office space. Other long term obligations consist of the present value of the estimated costs of mine closure and the labour severance liability in Mexico.

In order to implement long term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, the Company may need to raise additional funds. At this time the Company does not know of any demands, commitments, or future events which will materially affect its liquidity. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

During the year ended December 31, 2007, consulting and management fees paid to directors and officers of the Company amounted to $2,232,006 (2006 - $386,152). Included in accounts payable at year end is $1,750,000 owing to directors and officers of the Company (December 31, 2006 - $14,035) reflecting the estimated amount of accrued bonuses payable for 2006 and 2007 under management contracts entered into in October 2007.

During the year ended December 31, 2007, directors of the Company exercised options to purchase 553,405 Common Shares at prices ranging from $0.75 to $2.25 each and the Company received $636,620. In addition, directors and officers of the Company exercised 10,700 share purchase warrants at a price of $0.90 and the Company received $9,630.

Critical Accounting Policies

The Company’s critical accounting policies are summarized in Note 2 to its consolidated financial statements. In the preparation of its consolidated financial statements the Company uses Canadian GAAP, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure. Estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results may differ from these estimates.

Changes in Accounting Policy

The Company’s accounting policy is described in the notes to the Company’s consolidated financial statements for the period ended December 31, 2007. Effective January 1, 2007, the Company has adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”); “Financial Instruments – Recognition and Measurement” (Section 3855), “Financial Instruments – Disclosure and Presentation” (Section 3861), and “Comprehensive Income” (Section 1530). These new standards have been adopted prospectively. Adoption of these standards did not impact January 2, 2007 opening balances.

Financial Instruments and Other Instruments

The Company held cash and cash equivalents at December 31, 2007, as shown in the Company’s consolidated financial statements. There were no off-balance sheet or other instruments.

Disclosure of Outstanding Share Data

The Company has an unlimited number of Common Shares authorized, with 40,770,624 outstanding on December 31, 2007 and 40,985,272 as of the date of this MD&A.

On December 31, 2007 options to purchase 2,621,099 Common Shares and warrants to purchase 3,733,333 Common Shares were outstanding. As of the date of this MD&A options to purchase 4,009,099 Common Shares and 3,733,333 warrants to purchase Common Shares were outstanding.

Controls and Procedures

Internal Control over Financial Reporting
Management has the responsibility for the design and implementation of controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the accounting principles generally accepted in Canada. Based on a review of its internal controls at the end of the year covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed and reported in an accurate and timely manner.

There have been no significant changes in the Company’s internal control over financial reporting during the year ended December 31, 2007.

Disclosure Controls
Management is responsible for the design and effectiveness of disclosure controls and other procedures to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls as of December 31, 2007 and have concluded these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

Outlook

The 2008 financial year is expected to be a significant year in the Company’s development. Continued exploration of the Temascaltepec District is planned as well as mine development at La Guitarra Mine and Mina de Agua. Planned areas of focus during 2008 include: infill drilling, metallurgical test work, mine development, environmental studies, mine planning and design, land acquisition, permitting, equipment procurement, training, infrastructure works and construction.

Management is dedicated to realizing the potential of the Temascaltepec District in the shortest time frame possible. It is common in the mining industry for projects the size of the envisioned expansion at La Guitarra Mine to take five to seven years or more to move from initial drilling through development and construction to final completion and commissioning. Drilling at La Guitarra Mine began in late 2006, and the Company’s management has developed an aggressive exploration, development and construction plan with new mill and mine commissioning scheduled for the second half of 2009.

During the year, management expects to continue work on infill drilling around La Guitarra Mine and at Mina de Agua in order to provide essential data for the completion of the Feasibility Study and development of a final mine plan for each area. As infill drilling at La Guitarra Mine is completed, the Company expects to move some of the drill equipment to other areas of the District to begin reconnaissance drilling aimed at identifying resources for potential future development.

The Company has taken a proactive approach to the environment in the District which it expects will be advantageous in acquiring needed permits and in future community relations. Studies have been initiated not only in areas of interest, but throughout the District to develop base line data to be used to measure any potential impact positive or negative, anticipated or unanticipated as a result of the Company’s activities. A study has also been initiated to determine the exiting and indigenous flora and fauna in the District for future rehabilitation works and the controlled reintroduction of wildlife.

As a result of delays originating with analytical labs (assay labs) the Feasibility Study originally expected to be available to management in June is now expected to be available in August. This delay in receiving information is unfortunate, but Management is confident that this will not significantly affect permitting, financing or construction of the planned mine expansion and new mill.

In order to expand La Guitarra Mine, assist in mine design and planning, assure access for future exploration and mine development and provide security for the Company’s assets the Company has entered into negotiations with several community groups and private land owners to secure surface title to all the areas of immediate interest to the Company. These negotiations are expected to be ongoing throughout 2008. The Company is confident it will be able to secure title to the surface area it needs for the expansion of La Guitarra Mine prior to the completion of the Feasibility Study. As of the date of this MD&A the negotiations to purchase 420 hectares from the community of Godinez have been successfully concluded.

During 2008, the Company anticipates hiring additional contractors and staff to accelerate underground mine development at La Guitarra Mine and at Mina de Agua. This development will focus on accessing identified ore reserves and opening production faces for the anticipated production expansion to coincide with expanded milling capacity to come on line in 2009. With the completion of a mine plan the Company expects to begin development work to access bulk mineable surface and near surface ores.

At La Guitarra Mine, Genco anticipates significant infrastructure and construction projects during 2008 and 2009. Prior to the completion of the feasibility study management plans to upgrade communication systems, expand maintenance capabilities, increase air supply to the mine and commission a new expanded assay lab. As part of the Feasibility Study several design projects have been undertaken. These include design work for a new expanded tailings impoundment, an updated and expanded mine plan, design work for the construction of a leach pad and associated infrastructure and the design of a new mill and cyanide circuit. In the second half of 2008, when the Feasibility Study and design works are complete management plans to immediately initiate construction and infrastructure works aimed at having all works substantially complete by the end of 2009.

At Mina de Agua, new road access is planned for 2008 in order to reduce shipping times and costs associated with moving ore from Mina de Agua to La Guitarra Mill. Future plans at Mina de Agua include construction of office and maintenance facilities, expanded and upgraded electrical infrastructure and upgraded communications infrastructure.

Genco is aware that current high demand and prices for metals have lead to long lead times for the delivery of certain production and processing equipment as well as difficulties in obtaining technical assistance in a timely manner. In order to complete the planned expansion at La Guitarra with minimal delays management is taking a proactive approach to equipment sourcing and future construction. The Company has either purchased or entered into negotiations to purchase equipment identified as having long lead times. The most critical piece of equipment for mill expansion, ball mills, can take over 200 weeks from the placement of a firm order to delivery on site. For this reason, Genco purchased a used ball mill with a nominal capacity of 3,000 tonnes per day in February of 2008. The mill is currently being refurbished prior to shipment to site. Management is currently identifying contractors with the ability to complete the mine, mill and infrastructure expansions within the envisioned time frame.

During 2008, the Company plans to expand training programs at La Guitarra Mine in order to ensure that as the mine expands sufficient skilled labour is available. It is expected that, in the near term, it will be necessary to bring in skilled labour from other parts of Mexico to fill some positions created by mine expansion, but it is the Company’s intent to employ local labor whenever possible.

Genco believes continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources and the discovery of new areas of mineralization. The Company is confident the planned expansion of La Guitarra Mine is only the first step in unlocking the District’s potential.

Qualified Person

All scientific and technical information concerning the Company’s projects which form the basis for disclosure regarding such projects contained in this MD&A, was prepared by or under the supervision of an independent consultant to the Company, Glenn R. Clark B.Sc. (Geology) and P. Geo., a ‘qualified person’ for the purposes of NI 43-101 who has verified the data disclosed.